

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

May 28, 2010

John McFarland, Esq.
Senior Vice President, General Counsel and Secretary
c/o MagnaChip Semiconductor, Inc.
20400 Stevens Creek Boulevard, Suite 370
Cupertino, CA 95014

> **Re: MagnaChip Semiconductor LLC**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed May 21, 2010**
> **File No. 333-165467**

Dear Mr. McFarland:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Corporate Information, page 5

1.   Please expand your revisions added in response to prior comment 2 to disclose that Avenue has the right to appoint a majority of your board of directors.

Risk Factors, page 16

2.   We will continue to evaluate your response to prior comment 3 after you complete the blanks in your document, including the table on page 142.

Liquidity and Capital Resources, page 90

3. Please expand your revisions added in response to prior comment 11 to clarify what "market conditions" and what about your "capital structure" led you to conduct the notes offering. It is unclear how the reasons you cite relate to your decision to offer and sell the notes, given the "principal purpose" of the offering, the terms of the notes as compared to your term loan and the impact it had on the amount of your debt outstanding. Also, please clarify the rationale for the distribution to your unitholders given your indebtedness prior to the note offering and your recent bankruptcy proceeding.

Customers, page 113

4. Please expand your revisions added in response to prior comment 13 to disclose the percentage of sales by your Display Solutions segment attributable to LG Display. See Item 101(c)(1)(vii) of Regulation S-K.

Exhibit 1.1

5. Please file an updated version of this exhibit that reflects changes you make to your registration statement. We note, for example, the blank spaces in Schedule II. When you file that updated version, please also include all missing or blank attachments, including Schedule IV(b), Annex I(a)-(d), Annex II and Annex III.

Exhibits 5.1 and 8.1

6. The opinion you file pursuant to Item 601(b)(5) of Regulation S-K should not assume any material facts underlying the opinion. We note, for example, that counsel appears to assume in each of the first three paragraphs that the conversion of MagnaChip Semiconductor LLC into MagnaChip Semiconductor Corporation will occur. Please file a revised opinion prior to requesting acceleration of effectiveness of the registration statement that does not assume that the corporate conversion has taken place.

7. With reference to the assumptions that appear in the last two sentence of the second paragraph on page 1, it is inappropriate to shift the burden of these factual matters to investors when those matters could be readily obtained through an officers' certificate. Please revise.

8. With respect to the opinion expressed in clause (iii) of the last paragraph on page 1, please file an opinion which also opines that the Deposit Agreement is a legal, binding obligation of the registrant. Since the Depositary Shares are being issued pursuant to the Deposit Agreement, and the Depositary is also a necessary

co-party to that agreement, please also file an opinion of the appropriate counsel that opines that the Deposit Agreement is a legal, binding obligation of the Depositary, or provide us with an explanation as to why such opinion is not appropriate.

9.   Refer to the first paragraph on page 2. The opinion you file pursuant to Item 601(b)(8) of Regulation S-K must include counsel's opinion regarding material tax consequences. Your current opinion appears to only opine that disclosure is an "accurate summary," not that the disclosure is counsel's opinion. Please file a revised opinion. Ensure that such opinion addresses each discussion of the tax matters being opined upon. We note, for example, that this exhibit does not include the tax discussion mentioned in the risk factor on page 33.

10.   In view of the statement that the opinion is rendered "as of the date hereof" and disclaimer regarding subsequent changes to law or fact, please file a revised opinion on the date you expect this registration statement to be declared effective. Alternatively, file a revised opinion without the disclaimer.

* * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Julie Sherman at (202) 551-3640 or Jay Webb, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3635 with any other questions.

Sincerely,

Tim Buchmiller
Senior Attorney

cc (via fax):   Micheal J. Reagan, Esq.—DLA Piper LLP
                Khoa D. Do, Esq.—DLA Piper LLP
                Peter M. Astiz, Esq.—DLA Piper LLP